Exhibit 99.1

Genius Group Announces Pricing of $8 Million Registered Direct Offering

SINGAPORE, April 15, 2026 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced it has entered into a securities purchase agreement with certain investors, including American Ventures LLC as lead investor for the purchase and sale of 21,621,621 million shares of ordinary shares (or pre-funded warrants in lieu thereof) in a registered direct offering (the “Offering”) at a public offering price of $0.37 per share.

D. Boral Capital LLC is acting as the exclusive placement agent for the Offering.

The closing of the Offering is expected to occur on or about April 16, 2026, subject to the satisfaction of customary closing conditions. The Company expects to receive aggregate gross proceeds of $8 million from the Offering, before deducting placement agent fees and other related expenses.

The Company intends to use $5.5 million of the net proceeds from the Offering to fund the acquisition of a Senior Secured Convertible Promissory Note that is immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited, Bermuda’s only dual-licensed digital bank, progressing its previously announced GENIUS Act plans of becoming a Permitted Payment Stablecoin Issuer and Digital Asset Service Provider.

In addition to the cash consideration, the Company will issue 15,000,000 ordinary shares to the sellers at a deemed price of $0.40 per share as further consideration for the acquisition.

Jewel Bancorp Limited holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The remainder of the net proceeds will be used to support working capital needs and general corporate purposes.

The ordinary shares (or pre-funded warrants in lieu thereof) are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-288534), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2025.

A prospectus supplement describing the terms of the proposed registered direct offering will be filed with the SEC. Once filed, it will be available on the SEC’s website at http://ww.sec.gov and on the Company’s website at https://ir.geniusgroup.net. A copy of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained, when available, from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 404-7002, or by email at syndicate@dboralcapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group (NYSE American: GNS) is an Education Group delivering AI-powered education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius School, Genius Academy, Genius Resorts and Genius City models. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise, and government level. To learn more, please visit https://www.geniusgroup.ai/

Details of the Genius Group’s GENIUS Act plans, including becoming a Permitted Payment Stablecoin Issuer and Digital Asset Service Provider, and launching its GEMs (Genius Education Merits) and Genius Wallet can be found here.

About Jewel Bancorp Limited

Jewel Bancorp Limited is a Bermuda exempted company that holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018, making it Bermuda’s only dual-licensed digital bank. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The Bank is pending final approvals and launch, which is anticipated later this year. A portion of the net proceeds from this Offering will be used to fund the Company’s acquisition of a Senior Secured Convertible Promissory Note immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends, and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. These risks include, but are not limited to, the ability to complete the offering on the terms described or at all, the ability to satisfy customary closing conditions, market conditions, regulatory developments affecting the digital asset and stablecoin industries, and other risks described in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information, or otherwise.

Contacts

For enquiries, contact investor@geniusgroup.ai

Genius Group Announces Closing of $8,000,000 Registered Direct Offering

SINGAPORE, April 16, 2026 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the closing of its previously announced registered direct offering (the “Offering”) of 21,621,621 ordinary shares (or pre-funded warrants in lieu thereof) at a public offering price of $0.37 per share. The Company received aggregate gross proceeds of $8,000,000 from the Offering, before deducting placement agent fees and other related expenses.

D. Boral Capital LLC acted as the exclusive placement agent for the Offering.

The Company is using $5,500,000 of the net proceeds from the Offering to fund the acquisition of a Senior Secured Convertible Promissory Note that is being immediately converted into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited, Bermuda’s only dual-licensed digital bank, progressing its previously announced GENIUS Act plans of becoming a Permitted Payment Stablecoin Issuer and Digital Asset Service Provider.

In addition to the cash consideration, the Company will issue 15,000,000 ordinary shares to the sellers at a deemed price of $0.40 per share as further consideration for the acquisition, with the Company having entered into a Note Purchase Agreement on these terms concurrently with the Closing of the Registered Direct Offering.

Jewel Bancorp Limited holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The remainder of the net proceeds will be used to support working capital needs and general corporate purposes.

The ordinary shares (or pre-funded warrants in lieu thereof) were offered by the Company pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-288534), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2025. A prospectus supplement describing the terms of the Offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov and on the Company’s website at https://ir.geniusgroup.net. A copy of the prospectus supplement and accompanying base prospectus relating to the Offering may be obtained from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at +1 (212) 970-5150, or by email at dbccapitalmarkets@dboralcapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group (NYSE American: GNS) is an Education Group delivering AI-powered education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius School, Genius Academy, Genius Resorts and Genius City models. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise, and government level. To learn more, please visit https://www.geniusgroup.ai/

Details of the Genius Group’s GENIUS Act plans, including becoming a Permitted Payment Stablecoin Issuer and Digital Asset Service Provider, and launching its GEMs (Genius Education Merits) and Genius Wallet can be found here.

About Jewel Bancorp Limited

Jewel Bancorp Limited is a Bermuda exempted company that holds both a full banking license and a Class F digital asset business license issued by the Bermuda Monetary Authority under the Digital Asset Business Act 2018, making it Bermuda’s only dual-licensed digital bank. Jewel Bank is developing a US dollar-denominated stablecoin (JUSD) and digital asset banking services, including custody, settlement, and stablecoin infrastructure. The Bank is pending final approvals and launch, which is anticipated later this year. A portion of the net proceeds from this Offering will be used to fund the Company’s acquisition of a Senior Secured Convertible Promissory Note immediately convertible into 9.9% of the equity of Jewel Financial Limited, the sole shareholder of Jewel Bancorp Limited.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends, and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. These risks include, but are not limited to, the ability to complete the offering on the terms described or at all, the ability to satisfy customary closing conditions, market conditions, regulatory developments affecting the digital asset and stablecoin industries, and other risks described in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information, or otherwise.

Contacts

For enquiries, contact investor@geniusgroup.ai